UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 26, 2024, argenx SE (the “Company”) made available to its shareholders a convocation notice and other materials related to the Company’s annual general meeting of shareholders (the “Annual General Meeting”), copies of which are attached hereto as Exhibits 99.1-99.5 and are incorporated by reference herein. The Annual General Meeting will be held at 1:00 p.m. CET on Tuesday, May 7, 2024 at the Hilton Hotel Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1-99.5, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-258251) and S-8 (File Nos. 333-225375, 333-258253, and 333-274721), and to be part thereof from the date on which this Current Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description

99.1	Press Release dated March 26, 2024
99.2	Convocation Notice for the Annual General Meeting to be held on May 7, 2024
99.3	Agenda for the Annual General Meeting to be held on May 7, 2024
99.4	Explanatory Notes for the Annual General Meeting to be held on May 7, 2024
99.5	Proxy Form for the Annual General Meeting to be held on May 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: March 27, 2024	By:	/s/ Hemamalini (Malini) Moorthy
Name: Hemamalini (Malini) Moorthy
Title: General Counsel